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EXHIBIT 11

                    POTASH CORPORATION OF SASKATCHEWAN INC.
                       COMPUTATION OF PER SHARE EARNINGS
                    FOR THE TWELVE MONTHS ENDED DECEMBER 31

  (FIGURES AND AMOUNTS EXPRESSED IN MILLIONS, EXCEPT PER SHARE AND PER OPTION
                                    AMOUNTS)

                                                                 2000      1999
                                                                ------    -------
A  Net income as reported, Canadian GAAP.....................   $198.0    $(412.0)
B  Items adjusting net income...............................    $(0.2)    $(170.6)
C  Net income, US GAAP (A+B).................................   $197.8    $(582.6)
D  Weighted average number of shares outstanding.............     52.4       54.2
E  Options outstanding to purchase equivalent shares........       3.7        2.9
F  Average exercise price per option........................    $65.04     $64.72
G  Average market price per share............................   $54.95     $54.37
H  Period end market price per share.........................   $78.32     $48.19
I  Rate of Return available on option proceeds..............     5.00%      5.00%
   CANADIAN GAAP
   Basic earnings per share (A/D)...........................     $3.78     $(7.60)
   Fully diluted earnings per share
J  Imputed earnings on options proceeds (E*F*I).............     $12.6       $9.9
   Fully diluted earnings per share ((A+J)/(D+E))...........     $3.74     $(7.02)
   UNITED STATES GAAP
   Basic earnings per share (C/D)...........................     $3.77    $(10.74)
   Fully diluted earnings per share
K  Net additional shares issuable (E-(E*F/G))................        0          0
   Fully diluted earnings per share (C/(D+K))...............     $3.77    $(10.74)